LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
June 2, 2023
VIA EDGAR TRANSMISSION
Mr. Daniel Greenspan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos.: 333-179562 and 811-22668
Roundhill Bitcoin Futures ETF (the “Fund”)
Dear Mr. Greenspan:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of this series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
200	6/24/22	485APOS	0000894189-22-004485
212	09/6/2022	485BXT	0000894189-22-006772
215	09/19/2022	485BXT	0000894189-22-006954
221	10/24/2022	485BXT	0000894189-22-007705
226	11/17/2022	485BXT	0000894189-22-008401
233	12/16/2022	485BXT	0000894189-22-009072
238	01/13/2023	485BXT	0000894189-23-000230
248	02/10/2023	485BXT	0000894189-23-001076
258	03/10/2023	485BXT	0000894189-23-001917
265	04/7/2023	485BXT	0000894189-23-002516
272	05/5/2023	485BXT	0000894189-23-003522
If you have any questions or require further information, please contact me at (414) 550‑7433 or kent.barnes@usbank.com.
Sincerely,

/s/Kent Barnes
Kent Barnes
Secretary